Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

TOWER ONE ANNOUNCES FIFTH CLOSING OF PRIVATE PLACEMENT
PURSUANT TO OFFERING MEMORANDUM EXEMPTION

May 13, 2022 - VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") is pleased to announce that, further to its news releases of October 20, 2021, November 16, 2021, December 15, 2021 and April 22, 2022, it has completed a fifth closing (the "Fifth Closing") of a private placement pursuant to the offering memorandum exemption (the "Offering"). The Company issued a total of 1,000 class B units (each, a "Class B Unit") at a price of $100 per each unit (the "Units") for aggregate cash proceeds of $100,000.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 common shares of the Company (each, a "Share") at a deemed price of $0.09375 per Share. The 1,000 Class B Units were comprised of an aggregate of 50,000 Shares and 1,000 Class B Bonds.

The net cash proceeds of the Fifth Closing will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.

All securities issued in connection with the Fifth Closing are subject to a statutory hold period expiring on September 14, 2022.

The securities distributed in the Fifth Closing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail:  info@toweronewireless.com

Website:  www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

Forward-Looking Statements

This news release contains forward‐looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward‐looking statements. Forward‐looking statements in this news release include statements regarding: the terms of the Offering pursuant to an offering memorandum, including the pricing, size, timing and use of proceeds of the Offering and the Fifth Closing. The forward‐looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward‐looking statements. Although the Company believes that the assumptions inherent in the forward‐looking statements are reasonable, forward‐looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the Offering may not proceed as anticipated or at all; the Company may decide to increase or decrease the amount of Offering or otherwise change the terms of the Offering; the Company may decide to use the funds received in the Fifth Closing differently than as disclosed; the Company may not complete any additional closings of the Offering on the timing anticipated or at all; general market conditions may impact the Offering and/or the business of the Company; factors related to the ongoing COVID‐19 pandemic may impact the Offering and/or the business of the Company; and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward‐looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

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